

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via Facsimile</u>

Mr. Juanming Fang
Chief Executive Officer
Emo Capital Corp.
350 E. 82nd Street, 16D
New York, NY 10028

> Re: **Emo Capital Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed November 15, 2011**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011**
> **Filed November 15, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended April 30, 2011**
> **Filed November 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2011**
> **Filed December 15, 2011**
> **File No. 000-54291**

Dear Mr. Juanming Fang:

We have reviewed your letter dated November 15, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2011.

Form 10-K for the Fiscal Year Ended July 31, 2011 Filed November 15, 2011

Item 9A: Controls and Procedures

General

1. You concluded that your disclosure controls and procedures were effective as of July 31, 2011. We note that you have had to amend your annual report on Form 10-K for the fiscal year ended July 31, 2010 and several quarterly reports on Form 10-Q numerous times to address material disclosure issues, and you omitted management's conclusions regarding the effectiveness of your internal control over financial reporting from your annual report. When filing your amended Form 10-K for the fiscal year ended July 31, 2011, please reconsider whether your disclosure controls and procedures were effective as of July 31, 2011. To the extent that you continue to conclude that your disclosure controls and procedures were effective as of July 31, 2011, please provide us with an analysis supporting your conclusion.

Change in Internal Control

2. You state that there were no significant changes in your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please file an amended Form 10-K for the fiscal year ended July 31, 2011, and disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fiscal quarter ended July 31, 2011 that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting

3. You have not included management's conclusion regarding the effectiveness of your internal control over financial reporting, or identified the framework used by your management to evaluate the effectiveness of your internal control over financial reporting. See paragraphs (a)(2) and (a)(3) of Item 308 of Regulation S-K. Please revise in an amended Form 10-K for the fiscal year ended July 31, 2011. Consider the issues addressed in comment 1 when reaching your effectiveness conclusion.

Item 12: Certain Relationships and Related Transactions

4. As requested in prior comment 5, please disclose the date the loan was made and the amount of the loan outstanding as of the latest practicable date. See Item 404(d) of Regulation S-K. In addition, file a description of the material terms of the loan as an exhibit to your amended filing.

Signatures

5.   Mr. Fang has only signed your annual report in his individual capacity as principal executive officer. You did not identify Mr. Fang as signing your annual report on Form 10-K in the capacity of principal financial officer and principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please revise in your amended Form 10-K for the fiscal year ended July 31, 2011.

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed November 15, 2011

Item 9A. Controls and Procedures

Change In Internal Control

6.   We note your response to prior comment 2. You state that there were no significant changes in your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please file an amended Form 10-K for the fiscal year ended July 31, 2010, and disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fiscal quarter ended July 31, 2010 that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting

7.   You state that your internal control over financial reporting as of July 31, 2010 was audited by Kenne Ruan, CPA, PC, an independent registered public accounting firm, as stated in their included report. Please delete this statement in your amended Form 10-K for the fiscal year ended July 31, 2010; your independent registered public accounting firm's report notes that you are not required to have, and the firm was not engaged to perform, an audit of your internal control over financial reporting.

Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011 Filed November 15, 2011

Item 4. Controls and Procedures

8.   As requested in prior comment 10, please file an amended Form 10-Q for the fiscal quarter ended January 31, 2011, and delete the second paragraph of this section.

9.   In your amended Form 10-Q for the fiscal quarter ended January 31, 2011, please delete the third, fourth, fifth, and sixth paragraphs of this section, which are not required to be included in quarterly reports on Form 10-Q. See Item 4 of Form 10-Q.

Form 10-Q/A for the Fiscal Quarter Ended April 30, 2011 Filed November 15, 2011

Item 4. Controls and Procedures

10.   As noted in prior comment 6, you have included a discussion of your disclosure controls and procedures and state that they are designed to operate at the reasonable assurance level. You have not, however, included the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please file an amended Form 10-Q for the fiscal quarter ended April 30, 2011 that includes the conclusions of your principal executive and principal financial officer regarding whether your disclosure controls and procedures were effective as of the end of the period covered by the report. If you choose to retain the "reasonable assurance" language, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. For guidance, refer to Section II.F.4 of SEC Release No. 33-8238.

Form 10-Q for the Fiscal Quarter Ended October 31, 2011 Filed December 15, 2011

Item 4. Controls and Procedures

11.   You have included a discussion of your disclosure controls and procedures and state that they are designed to operate at the reasonable assurance level. You have not, however, included the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please file an amended Form 10-Q for the fiscal quarter ended October 31, 2011 that includes the conclusions of your principal executive and principal financial officer regarding whether your disclosure controls and procedures were effective as of the end of the period covered by the report. If you choose to retain the "reasonable assurance" language, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. For guidance, refer to Section II.F.4 of SEC Release No. 33-8238. When reaching your determination regarding the effectiveness of your disclosure controls and procedures, please consider that you have had to amend your annual reports on Form 10-K and quarterly reports on Form 10-Q numerous times to address material disclosure issues, and the fact that you omitted management's conclusions regarding the effectiveness of your

disclosure controls and procedures from this quarterly report. To the extent that you continue to conclude that your disclosure controls and procedures were effective as of October 30, 2011, please give us an analysis supporting your decision.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428 if you have questions regarding these comments. If you require further assistance thereafter, you may contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief